July 12, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed on May 24, 2010 File No. 000-23354

Dear Ms. Collins:

This letter is in response to your correspondence dated June 29, 2010 concerning Flextronics International Ltd.’s Form 10-K for the fiscal year ended March 31, 2010. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As discussed with Mr. Robert Benton, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period. We are gathering information to prepare our written response and currently expect to be in a position to provide a response on or about July 26, 2010. If you have any questions or require any additional information, please do not hesitate to contact me at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager